Exhibit (d)(103)
AMENDMENT NO. 4 TO INVESTMENT SUBADVISORY AGREEMENT
This Amendment to the Investment Subadvisory Agreement effective as of October 1, 1999 (the “Agreement”) by and among Vantagepoint Investment Advisers, LLC, a Delaware limited liability company (“Client”), Southeastern Asset Management, Inc., a Tennessee corporation (“Subadviser”), and The Vantagepoint Funds, a Delaware statutory trust shall be effective as of January 19, 2009.
     WHEREAS, the Client, Subadviser and The Vantagepoint Funds entered into the Agreement for the management of the Vantagepoint Equity Income Fund, a series of The Vantagepoint Funds;
     WHEREAS, the Client, Subadviser and The Vantagepoint Funds desire to further amend the Agreement as set forth below.
     NOW, THEREFORE, in consideration of the mutual covenants herein set forth, the parties hereto agree as follows:
1. A new Section 6(bb) is hereby added to the Agreement as follows:
     (bb) Notifications. The Custodian shall provide Subadviser with daily reports of the Account’s portfolio holdings and market values. Subadviser agrees to review the reports and notify Client and the Custodian as promptly as practicable within two (2) business days of any material error in these reports that Subadviser identifies, including any material discrepancy between the information contained in the Custodian’s report and other information known to Subadviser. For purposes of this paragraph, a “material discrepancy,” in the case of the price of a security, shall be (i) for a security that represents 2.5% or more of the value of the total assets of the Account, a difference of 3% or more and (ii) for a security that represents less than 2.5% of the value of the total assets of the Account, a difference of 5% or more. In addition, Subadviser shall make reasonable efforts to notify Client, as promptly as practicable under the circumstances, of any significant market or other event known to Subadviser and that in Subadviser’s sole judgment would require fair valuation of a security held in the Account (under existing interpretations of the Securities and Exchange Commission and its staff) instead of reliance on market prices for purposes of calculating the Fund’s net asset value per share. Nothing in paragraph (bb) or (c) of this Section 6 shall cause Subadviser to be responsible or liable for ensuring the accuracy or completeness of the daily portfolio holdings reports prepared by the Custodian or for Client’s pricing determinations with respect to the Fund’s portfolio securities. Notices under this paragraph shall be sent to Client or the Custodian by facsimile or electronic mail at the addresses provided by Client to Subadviser for that purpose from time to time.
2. All other provisions of the Agreement, as previously amended, remain in full force and effect.

3. Unless otherwise defined in this Amendment, all terms used in this Amendment shall have the same meaning given to them in the Agreement.
4. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, THE PARTIES HERETO EXECUTE THIS AGREEMENT:

THE VANTAGEPOINT FUNDS, on behalf of the Vantagepoint Equity Income Fund

By:

Angela Montez, Secretary The Vantagepoint Funds

Date:	January __, 2009

Approved by:

Wayne Wicker, Chief Investment Officer Vantagepoint Investment Advisers, LLC

Date: January __, 2009

VANTAGEPOINT INVESTMENT ADVISERS, LLC

By:

Angela Montez, Assistant Secretary ICMA Retirement Corporation

Date:	January __, 2009

Approved by:

Wayne Wicker, Chief Investment Officer Vantagepoint Investment Advisers, LLC

Date: January __, 2009

SOUTHEASTERN ASSET MANAGEMENT, INC.

By:

Title:

Date:	January __, 2009